

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 13, 2006

Mr. W. Kirk Bosché
Chief Financial Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

> **Re:** **Foothills Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 8-K**
> **Filed April 6, 2006**
> **File No. 001-31547**

Dear Mr. Bosché:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 6, 2006

Completion of Acquisition or Disposition of Assets, page 3

The Merger and Related Transactions, page 3

1. We note you completed a private placement of units consisting of common stock and warrants to purchase common stock. Considering the related registration rights agreement, it appears that the warrants underlying the units are required to

be settled with registered shares. Please submit the analysis you performed under
SFAS 133 and EITF 00-19 in determining that equity was the appropriate
classification for the warrants.

Change in Shell Company Status, page 34

2.   You explain that as a result of the merger you are no longer a shell corporation, as
        defined in Rule 12b-2 of the Exchange Act. As it appears you have not
        commenced operations, and significantly all of your assets are cash or cash
        equivalents, tell us why you believe you no longer meet the definition of a shell
        company.

Financial Statements, page F-1

Independent Auditor's Report, page F-2

3.   The instructions to Item 5.01 of Form 8-K require you to provide the information
        that would be required if you were filing a general form for registration of
        securities on Form 10 or Form 10-SB. To that extent, Regulation S-B requires
        that the report and qualifications of your independent auditors comply with
        Article 2 of Regulation S-X. As such, you will need to obtain an audit that was
        completed in accordance with the standards of the Public Company Accounting
        Oversight Board (United States), as required by Auditing Standard No. 1.

Pro Forma Financial Statements as of December 31, 2005, page F-10

4.   You state that the accompanying pro forma financial statements reflect the
        acquisition of Foothills "using the purchase method of accounting", and that the
        acquisition "… is accounted for as a reverse takeover of Foothills by Brasada".
        This statement appears to be inconsistent with your disclosure on page 3, in which
        you explain that the merger will be treated as a recapitalization. Revise your
        disclosure to eliminate any inconsistency, and correctly characterize your
        acquisition.

Pro Forma Consolidated Statement of Operations, page F-12

5.   It appears you reported the amounts related to the historical operations of
        Foothills as pro forma adjustments within the table. Revise the table to correctly
        present the historical financial statements of Foothills in the appropriate column,
        and any corresponding pro forma adjustments.

Engineering Comments

Description of Business, page 6

Project Status – Eel River Basin, page 7

6.   You state that the Tomkins Hill field is an analogous field to the Grizzly Bluff
        field. Please revise your document to disclose the distance the two fields are from
        each other.

7.   You state that the Grizzly Bluff Prospect may contain in excess of 100 BCF of
        natural gas recoverable reserves and you have categorized much of it as proved
        undeveloped. This is confusing to the reader as you indicate in the Supplemental
        Oil and Gas Information you have no proved reserves.   Please clarify this
        disclosure. If you have proved reserves provide us with a reserve report which
        indicates the proved reserves to your interest. If you do not have proved reserves
        please revise your disclosure to remove the disclosure of 100 BCF of recoverable
        reserves and the implication that you do have proved reserves.

8.   You also state that much additional significant upside potential in the range of
        500 BCF to 1 TCF of natural gas exists in the Grizzly Bluff Prospect. You may
        only disclose proved reserves that are net to your interest in SEC filings.
        Therefore, revise your document to remove this disclosure.

Risk Factors, page 12

Risks Related to Our Industry, page 16

9.   Include a risk factor that indicates 3-D seismic is only an interpretive tool.
        Therefore, you may not recognize significant geological features due to erroneous
        interpretations, processing limitations or other factors.   Further indicate that the
        use of this technology does not guarantee that wells that you drill will encounter
        hydrocarbons or, if you do encounter hydrocarbons, that they will be in
        commercial quantities. Also include the fact that with increasing depth of the
        geological horizon, 3D seismic generally becomes less reliable.

We May Have Difficulty Distributing Our Production, page 18

10.   Revise this risk factor to make it more specific to your company and your
        property in the Eels River Basin in California.

Management's Plan of Operation, page 22

11.   You state that you have identified strategic opportunities to acquire existing
        producing fields. Unless you have reasonable expectations to acquire a specific

      property you should revise this disclosure to not imply that you are close to acquiring additional properties that are in production.

Description of Property, page 24

12.   It appears that you should disclose that Moyes & Co. is an outside consulting company and that their objectives and interests may not be the same as yours or the shareholders of the company.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief